                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K/A


             FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1995.

                           -----------------------

                                      OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from _______ to _______

                        Commission File Number 1-5406
                                               ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Houghton Mifflin Retirement Savings Plan

     B . Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Houghton Mifflin Company
                222 Berkeley Street
                Boston, Massachusetts 02116-3764

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Houghton Mifflin Retirement Savings Plan


Date: September 3, 1996               /s/ Gary L. Smith
                                      -------------------------------------
                                      Gary L. Smith
                                      Senior Vice President, Administration

                                HOUGHTON MIFFLIN

                             RETIREMENT SAVINGS PLAN

                          Audited Financial Statements
                           and Supplemental Schedules

                       Three Years ended December 31, 1995

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN
                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Report of Independent Auditors                                               2

Audited Financial Statements

Statement of Financial Condition
as of December 31, 1995                                                      3

Statement of Financial Condition
as of December 31, 1994                                                      4

Statement of Changes in Participants'
Equity for the year ended December 31, 1995                                  5

Statement of Changes in Participants'
Equity for the year ended December 31, 1994                                  6

Statement of Changes in Participants'
Equity for the year ended December 31, 1993                                  7

Notes to Financial Statements                                             8-21

Supplemental Schedules

Item 27a -  Schedule of Assets Held for Investment Purposes              22-23

Item 27d -  Schedule of Reportable Transactions                          24-25

Item 27e -  Schedule of Party-in-Interest Transactions                      26

Consent of Independent Auditors                                             27

                         REPORT OF INDEPENDENT AUDITORS

The Retirement Committee and Participants
Houghton Mifflin Retirement Savings Plan

We have audited the accompanying statements of financial condition of the Houghton Mifflin Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Houghton Mifflin Retirement Savings Plan at December 31, 1995 and 1994, and the changes in its participants' equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995, (2) reportable transactions for the year ended December 31, 1995 and (3) party-in-interest transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.

Boston, Massachusetts
June 6, 1996

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION

                                                                     December 31, 1995
                             --------------------------------------------------------------------------------------------
                             Managed      Houghton                                                   Investment
                             Income       Stock        Parnassus   Puritan      Magellan             Grade        Asset
                             Fund         Fund         Fund        Fund         Fund     Contrafund  Bond         Manager
                             --------------------------------------------------------------------------------------------
                                                                 (In thousands of dollars)
ASSETS
Investments (Note 3)         $19,586      $25,765      $1,462      $12,903      $6,837      $6,020      $955      $1,716
Loans                             --           --          --           --          --          --        --          --
Contributions and
 other receivables, net           --           14          --           --          --          --        --          --
                             -------      -------      ------      -------      ------      ------      ----      ------

Total assets                 $19,586      $25,779      $1,462      $12,903      $6,837      $6,020      $955      $1,716
                             =======      =======      ======      =======      ======      ======      ====      ======

LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable                  $    13      $    26      $   --      $    --      $   --      $   --      $ --      $   --

Participants'
  equity                      19,573       25,753       1,462       12,903       6,837       6,020       955       1,716
                             -------      -------      ------      -------      ------      ------      ----      ------
Total liabilities
  and participants'
    equity                   $19,586      $25,779      $1,462      $12,903      $6,837      $6,020       955      $1,716
                             =======      =======      ======      =======      ======      ======      ====      ======


                                       December 31, 1995
                             ---------------------------------------
                             Asset     Asset
                             Manager   Manager               Total
                             Growth    Income      Loans     Plan
                             ---------------------------------------
                                    (In thousands of dollars)
ASSETS
Investments (Note 3)         $2,063      $914      $ --      $78,221
Loans                            --        --       887          887
Contributions and
 other receivables, net          --        --        22           36
                             ------      ----      ----      -------

Total assets                 $2,063      $914      $909      $79,144
                             ======      ====      ====      =======

LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable                  $   --      $ --      $ --      $    39

Participants'
  equity                      2,063       914       909       79,105
                             ------      ----      ----      -------
Total liabilities
  and participants'
    equity                   $2,063      $914      $909      $79,144
                             ======      ====      ====      =======


See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN



                        STATEMENT OF FINANCIAL CONDITION

                                                              December 31, 1994
                             --------------------------------------------------------------------------------------
                             Managed      Houghton                                              Investment
                             Income       Stock     Parnassus  Puritan    Magellan              Grade       Asset
                             Fund         Fund      Fund       Fund       Fund      Contrafund  Bond        Manager
                             --------------------------------------------------------------------------------------
                                                           (In thousands of dollars)
ASSETS

Investments (Note 3)         $24,216      $29,020      $--      $12,253      $619      $  959      $--      $--
Loans                             --           --       --           --        --          --       --       --
Contributions and
 other receivables, net           61          256       14           97        49          46       --        7
                             -------      -------      ---      -------      ----      ------      ---      ---

Total assets                 $24,277      $29,276      $14      $12,350      $668      $1,005      $--      $ 7
                             =======      =======      ===      =======      ====      ======      ===      ===

LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable                  $    12      $     1      $--      $    15      $ --      $   --      $--      $--

Participants'
  equity                      24,265       29,275       14       12,335       668       1,005       --        7
                             -------      -------      ---      -------      ----      ------      ---      ---
Total liabilities
  and participants'
    equity                   $24,277      $29,276      $14      $12,350      $668      $1,005      $--      $ 7
                             =======      =======      ===      =======      ====      ======      ===      ===


                                     December 31, 1994
                             ------------------------------------
                             Asset    Asset
                             Manager  Manager             Total
                             Growth   Income    Loans     Plan
                             ------------------------------------
                                 (In thousands of dollars)
ASSETS

Investments (Note 3)          $--      $677      $--      $67,744
Loans                          --        --       98           98
Contributions and
 other receivables, net        24        15       --          569
                              ---      ----      ---      -------

Total assets                  $24      $692      $98      $68,411
                              ===      ====      ===      =======

LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable                   $--      $ --      $--      $    28

Participants'
  equity                       24       692       98       68,383
                              ---      ----      ---      -------
Total liabilities
  and participants'
    equity                    $24      $692      $98      $68,411
                              ===      ====      ===      =======

See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                                                                       Year Ended December 31, 1995
                                             ----------------------------------------------------------------------------------
                                             Managed        Houghton
                                             Income         Stock        Parnassus       Puritan        Magellan
                                             Fund           Fund         Fund            Fund           Fund         Contrafund
                                             ----------------------------------------------------------------------------------
                                                                        (In thousands of dollars)
Investment income:
      Interest income                        $  1,149       $   --         $     1       $      4       $     5       $     4
      Dividend income                             233            584            56            649           380           464
                                             --------       --------       -------       --------       -------       -------
      Net investment income                     1,382            584            57            653           385           468

      Realized gains (losses)                    --            2,440            (4)           164           112            70
      Unrealized increase/(decrease) in
          fair value of investments
               (Note 3)                          --           (3,703)         (121)         1,382           722           592
                                             --------       --------       -------       --------       -------       -------
                                                1,382           (679)          (68)         2,199         1,219         1,130

Contributions:
      Rollover                                    403            159           176            801           646           495
      Employees                                   648          1,387           208          1,101           731           642
      Loans                                      (121)          (357)          (19)           (95)          (68)          (56)
      Houghton Mifflin
          Company                                --            2,044          --             --            --            --
                                             --------       --------       -------       --------       -------       -------
Total contributions                               930          3,233           365          1,807         1,309         1,081
                                             --------       --------       -------       --------       -------       -------

                                                2,312          2,554           297          4,006         2,528         2,211

Fund transfers                                 (4,786)        (3,949)        1,219         (2,744)        4,052         3,020
Withdrawals and
      distributions
          (Note 1)                             (2,199)        (2,125)          (68)          (692)         (410)         (216)
Administrative
      expenses                                    (19)            (2)         --               (3)           (1)         --
                                             --------       --------       -------       --------       -------       -------
Net increase (decrease)
      in participants'
          equity                               (4,692)        (3,522)        1,448            567         6,169         5,015
Participants' equity
      at beginning of
          year                                 24,265         29,275            14         12,336           668         1,005
                                             --------       --------       -------       --------       -------       -------
Participants' equity
      at end of year                         $ 19,573       $ 25,753       $ 1,462       $ 12,903       $ 6,837       $ 6,020
                                             ========       ========       =======       ========       =======       =======


                                                                     Year Ended December 31, 1995
                                             ---------------------------------------------------------------------------
                                             Investment                  Asset         Asset
                                             Grade         Asset         Manager       Manager                  Total
                                             Bond          Manager       Growth        Income      Loans        Plan
                                             ---------------------------------------------------------------------------
                                                                       (In thousands of dollars)
Investment income:
      Interest income                          $   1       $     1       $     1       $   1       $  --        $  1,167
      Dividend income                             42            46            30          38          --           2,522
                                               -----       -------       -------       -----       -------      --------
      Net investment income                       43            47            31          39          --           3,689

      Realized gains (losses)                      4            28            36           8          --           2,858
      Unrealized increase/(decrease) in
          fair value of investments
               (Note 3)                           45           182           264          64          --            (573)
                                               -----       -------       -------       -----       -------      --------
                                                  92           257           331         111          --           5,974

Contributions:
      Rollovers                                  132           157           253          83          --           3,305
      Employees                                  143           221           322          81          --           5,484
      Loans                                      (26)          (31)          (28)        (10)          811          --
      Houghton Mifflin
          Company                               --            --            --          --            --           2,044
                                               -----       -------       -------       -----       -------      --------
Total contributions                              249           347           547         154           811        10,833
                                               -----       -------       -------       -----       -------      --------

                                                 341           604           878         265           811        16,807

Fund transfers                                   642         1,260         1,255          31          --            --
Withdrawals and
      distributions
          (Note 1)                               (27)         (154)          (93)        (73)         --          (6,057)
Administrative
      expenses                                    (1)           (1)           (1)       --            --             (28)
                                               -----       -------       -------       -----       -------      --------
Net increase (decrease)
      in participants'
          equity                                 955         1,709         2,039         223           811        10,722
Participants' equity
      at beginning of
          year                                  --               7            24         691            98        68,383
                                               -----       -------       -------       -----       -------      --------
Participants' equity
      at end of year                           $ 955       $ 1,716       $ 2,063       $ 914       $   909      $ 79,105
                                               =====       =======       =======       =====       =======      ========

See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                                                                       Year Ended December 31, 1994
                                         ----------------------------------------------------------------------------
                                         Managed        Houghton
                                         Income         Stock        Parnassus     Puritan       Magellan
                                         Fund           Fund         Fund          Fund          Fund      Contrafund
                                         ----------------------------------------------------------------------------
                                                                         (In thousands of dollars)
Investment income:

      Interest income                    $  1,146       $      5       $ --        $      1       $ --        $ --
      Dividend income                         393            562         --             394         --             4
                                         --------       --------       ------      --------       ------      ------
      Net investment income                 1,539            567         --             395         --             4

      Realized gains (losses)                 (20)           871         --              33         --          --
      Unrealized decrease in
          fair value of investments
               (Note 3)                       (29)        (3,578)        --            (343)          12           8
                                         --------       --------       ------      --------       ------      ------
                                            1,490         (2,140)        --              85           12          12

Contributions:
      Rollover                                182             47         --              73         --          --
      Employees                             1,063          1,603           14         1,606           50          77
      Transfer of plan assets
          from McDougal Littell               707           --           --           1,086          606         916
      Houghton Mifflin
          Company                            --            1,966         --            --           --          --
                                         --------       --------       ------      --------       ------      ------
Total contributions                         1,952          3,616           14         2,765          656         993
                                         --------       --------       ------      --------       ------      ------
                                            3,442          1,476           14         2,850          668       1,005

Fund transfers                               (337)        (1,079)        --           1,416         --          --
Withdrawals and
      distributions
          (Note 1)                         (2,716)        (2,562)        --          (1,009)        --          --
Administrative
      expenses                                (27)           (19)        --              (5)        --          --
                                         --------       --------       ------      --------       ------      ------
Net increase (decrease)
      in participants'
          equity                              362         (2,184)          14         3,252          668       1,005
Participants' equity
      at beginning of
          year                             23,903         31,459         --           9,084         --          --
                                         --------       --------       ------      --------       ------      ------
Participants' equity
      at end of year                     $ 24,265       $ 29,275       $   14      $ 12,336       $  668      $1,005
                                         ========       ========       ======      ========       ======      ======


                                                      Year Ended December 31, 1994
                                         ----------------------------------------------------------
                                                  Asset       Asset
                                         Asset    Manager     Manager                     Total
                                         Manager  Growth      Income       Loans          Plan
                                         ----------------------------------------------------------
                                                        (In thousands of dollars)
Investment income:

      Interest income                     $--      $--         $--         $   --         $  1,152
      Dividend income                      --       --             8           --            1,361
                                          ---      -----       -----       --------       --------
      Net investment income                --       --             8           --            2,513

      Realized gains (losses)              --       --          --             --              884
      Unrealized decrease in
          fair value of investments
               (Note 3)                    --       --           (10)          --           (3,940)
                                          ---      -----       -----       --------       --------
                                           --       --            (2)          --             (543)

Contributions:
      Rollover                             --       --          --             --              302
      Employees                             7         24          15           --            4,459
      Transfer of plan assets
          from McDougal Littell            --       --           678             98          4,091
      Houghton Mifflin
          Company                          --       --          --             --            1,966
                                          ---      -----       -----       --------       --------
Total contributions                         7         24         693             98         10,818
                                          ---      -----       -----       --------       --------
                                            7         24         691             98         10,275

Fund transfers                                      --          --             --             --
Withdrawals and
      distributions
          (Note 1)                                  --          --             --           (6,287)
Administrative
      expenses                                      --          --             --              (51)
                                                   -----       -----       --------       --------
Net increase (decrease)
      in participants'
          equity                                      24         691             98          3,937
Participants' equity
      at beginning of
          year                                      --          --             --           64,446
                                                   -----       -----       --------       --------
Participants' equity
      at end of year                               $  24       $ 691       $     98       $ 68,383
                                                   =====       =====       ========       ========


See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                                                     Year Ended December 31, 1993
                                         -----------------------------------------------------
                                         Houghton       Mutual
                                         Stock          Fund           Equity         Total
                                         Fund           Investments    Fund           Plan
                                         -----------------------------------------------------
                                                       (In thousands of dollars)
Investment income:

      Interest income                    $  1,370       $      3       $   --         $  1,373
      Dividend income                         300            594            475          1,369
                                         --------       --------       --------       --------
      Net investment income                 1,670            597            475          2,742
      Realized gains (losses)                  26          3,371             24          3,421
      Unrealized increase in
          fair value of investments
               (Note 3)                         9          2,898            208          3,115
                                         --------       --------       --------       --------
                                            1,705          6,866            707          9,278

Contributions:
      Employees                             1,552          1,747          1,527          4,826
      Houghton Mifflin
          Company                            --            1,896           --            1,896
                                         --------       --------       --------       --------
Total contributions                         1,552          3,643          1,527          6,722
                                         --------       --------       --------       --------
                                            3,257         10,509          2,234         16,000

Fund transfers                              1,273         (5,087)         3,814           --
Withdrawals and
      distributions
          (Note 1)                         (2,727)        (3,715)          (660)        (7,102)
                                         --------       --------       --------       --------
Net increase (decrease)
      in participants'
          equity                            1,803          1,707          5,388          8,898
Participants' equity
      at beginning of
          year                             22,100         29,752          3,696         55,548
                                         --------       --------       --------       --------
Participants' equity
      at end of year                     $ 23,903       $ 31,459       $  9,084       $ 64,446
                                         ========       ========       ========       ========


See accompanying notes to financial statements.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following brief description of the Houghton Mifflin Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Houghton Mifflin Retirement Savings Plan, formerly known as the Houghton Mifflin Company Employees' Saving and Thrift Plan, is a defined contribution plan adopted as of January 1, 1981, and amended July 1, 1995. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of McDougal, Littell & Company by Houghton Mifflin Company on March 1, 1994, the plan assets and participants' equity balances of the McDougal, Littell & Company Employee Savings and Stock Ownership Plan, which qualify under Internal Revenue Code Section 401(a), were transferred to the Plan effective December 1, 1994.

In connection with the acquisition of D.C. Heath and Company by Houghton Mifflin Company on October 31, 1995, the assets and the participants' equity balances of the retained employees, which qualified under Internal Revenue Code Section 401(k), transferred to the Plan in 1995.

Participation

All regular employees of Houghton Mifflin Company and its participating subsidiaries are eligible. Part-time, non-temporary, and temporary employees who provide 1,000 or more hours of service in the first twelve months after hire are also eligible. As of April 1, 1992, union employees became eligible. Employees are not eligible for Company matching contributions until successful completion of one year of eligible service. There was no significant impact on the net assets of the Plan from the July 28, 1995 amendment.

Vesting

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description - continued

Contributions

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $150,000 for 1995, $150,000 for 1994, and $235,840 for 1993, subject to an annual deferral limit for plans operating under Section 401(k) of the Internal Revenue Code ($9,240 in 1995), to any of the ten investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions.

The Company may elect to match an employee's contribution equal to 1%, 2%, or 3% of the employee's compensation. Except for union employees, the Company's contribution is currently 3% of the employee's compensation. In March 1994, union employees became eligible for a 1% Company matching contribution. The matching contribution excludes compensation in excess of $150,000 in 1995, $150,000 in 1994, and $235,840 in 1993. Subject to the above limitations, the Company will match participant contributions to the Houghton Stock Fund on a 100% basis, the Managed Income Fund, and the Mutual Fund Investments on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.

The following table presents the participant directed contributions, including rollovers, for the years ended December 31, 1995 and 1994.

                                                          (In thousands of dollars)
                                                             1995          1994
                                                            ------        ------
Managed Income Fund                                         $1,051        $1,245
Houghton Stock Fund                                          1,546         1,650
Fidelity Puritan(R) Fund                                     1,902         1,678
Fidelity Contrafund                                          1,137            78
Fidelity Magellan(R) Fund                                    1,376            50
Fidelity Investment Grade Bond Fund                            275          --
Fidelity Asset Manager                                         378            17
Fidelity Asset Manager: Income                                 165             5
Fidelity Asset Manager: Growth                                 572            24
The Parnassus Fund                                             387            14
                                                            ------        ------

  Total Participant Directed Contributions,
  including rollovers                                       $8,789        $4,761
                                                            ======        ======

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description - continued

Loans

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan and must be repaid in installments, at a minimum quarterly, and must be repaid within five years. The payments can be made by after-tax payroll deductions.

Trustee

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company. The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Prior to December 1, 1994, the Plan was administered under a trust agreement with State Street Bank and Trust.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.

Benefit payments

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $3,500 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description - continued

Plan amendment or termination

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.

Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated November 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Participant withdrawals and distributions are subject to federal income tax to the extent such withdrawals exceed the participant's contribution to the Plan made during the years 1981, 1982, and 1983. Participant and Company contributions to the Plan made after January 1, 1984, are subject to federal income tax at the time of withdrawal or distribution.

The timing of the recognition of taxable income by the participants is governed by applicable provisions of the Internal Revenue Code.

Other

For the period January 1, 1994 through November 30, 1994, record keeping fees and guaranteed group annuity contract insurer fees were borne by the Plan. Effective December 1, 1994, all Plan administrative expenses are borne by the Plan. Prior to January 1, 1994, administrative expenses of the Plan were borne by the Company.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

In 1995, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held By Health and Welfare Benefit Plans and Defined Contribution Pension Plans" for fiscal years beginning after 1995. The Company intends to adopt SOP 94-4 in 1996, and does not expect the impact on its financial position or its results of operations to be material.

Participants' Accounts

Each participant's account is credited with the participant's salary contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund. The approximate number of participants in each of the investment programs is as follows:

                                                                December 31,
                                                          1995              1994
                                                         -----------------------
Managed Income Fund                                      1,229             1,310
Houghton Stock Fund                                      2,426             1,700
Mutual Fund Investments                                  3,949             1,530

Investments

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates current market value.

All other investments at December 31, 1995 and 1994, were reported at fair market value as determined by quoted market prices on a national exchange on the last day of the Plan year. The current values of the investments in the mutual funds are determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. Purchases and sales of securities were recorded on the trade date of the related transactions.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - continued

Investments - continued

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

Commencing on December 1, 1994, participants may direct their contributions among ten investment options and were allowed to change their prior investment elections subject to certain restrictions imposed by the Plan.

The State Street Bank and Trust Short-Term Income Fund and/or the Fidelity Trust Management Company Institutional Cash Portfolio are valued at its redemption price.

As of December 31, 1995, the common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange. Prior to December 1, 1994, the Company's common stock was valued at the average of the high and low market prices on the last day of the Plan year. The Plan employs the share accounting method to account for participants' share activity in the Houghton Stock Fund which results in no realized gains and losses on withdrawals and distributions.

Realized gains and losses are calculated based on the difference between the average cost of the asset and the selling price. The unrealized increase/ (decrease) in the fair value of investments held is the difference in the fair value of the assets at the beginning of the year and the fair value of the assets at the end of the Plan year.

For fiscal years beginning in 1990, ERISA reporting requires the disclosure of unrealized increases/(decreases) for certain investments on Form 5500, "Annual Return/Report of Employee Benefit Plans," to be calculated using the fair market value of the securities at the beginning of the year or the purchase price of the securities if purchased during the year, rather than the historical cost basis required by generally accepted accounting principles. Under this method, the unrealized increase/(decrease) in the fair value of the Houghton Stock Fund was approximately $(1,391,000), $(1,050,000) , and $5,910,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments

A brief description of the Plan funds and investment options is provided below:

         MANAGED INCOME FUND, formerly known as the Fixed Income Fund, principally invests in pools and individual insurance contracts, and other fixed income investments. The investments held consist of the following:

         Group Annuity Insurance Contracts - Investments in insurance contracts that guarantee a specific rate of return on the invested capital over the life of the contract.

         Fidelity Managed Income Portfolio and the T. Rowe Price Stable Value Fund - These investments seek preservation of capital and a competitive level of income over time. Investments are high quality investment contracts with variable and fixed rates that have maturities between one and seven years.

         HOUGHTON STOCK FUND is invested in Houghton Mifflin Company Common Stock that is either purchased by the Trustee or contributed by Houghton Mifflin Company. A small portion is invested in cash equivalents for liquidity purposes.

         MUTUAL FUND INVESTMENTS provide for investment in various mutual funds, which include a bond fund, asset allocation funds, and aggressive growth funds, all of which may directly or indirectly invest in equity investments. Seven of the mutual fund options are managed by Fidelity Investments (R), a company affiliated with the Trustee, Fidelity Management Trust Company.

         Fidelity Puritan (R) Fund - This is a balanced fund that seeks current income and some capital appreciation. The portfolio principally invests in stocks and bonds.

         Fidelity Contrafund - This is a fund which seeks capital appreciation by investing in equity securities which are believed to be undervalued.

         Fidelity Magellan (R) Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of U.S. companies. The fund diversifies investments among a variety of industries and sectors within the market.

         Fidelity Investment-Grade Bond Fund - This fund seeks to provide a high rate of income consistent with reasonable investment risk and capital appreciation where appropriate. The underlying investments consist of investment-grade debt securities rated Baa or higher by Moody's Investor Service, Inc., or at least BBB by Standard & Poor's Corporation. The fund may also invest in preferred stocks.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

         Fidelity Asset Manager(TM) - This mutual fund seeks high total return with reduced risk over the long-term. The investment portfolio consists of domestic and foreign stocks, bonds, and short-term instruments of U.S. and foreign issuers.

         Fidelity Asset Manager: Income - This fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments.

         Fidelity Asset Manager: Growth - This mutual fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments.

         The Parnassus Fund - This fund invests primarily in the equity securities of companies that are socially conscious, and believed to be undervalued, or fallen out of favor. The Parnassus Fund is managed by Parnassus Financial Management.

From July 1, 1992, until December 1, 1994, an investment option designated as the Equity Fund was available. This fund invested directly or indirectly in equity investments through purchases of shares in a registered investment company.

                    Houghton Mifflin Retirement Savings Plan

                          Notes to Financial Statements

3. Investments - continued

Investments held by the Plan at December 31, 1995 and 1994 are summarized as follows:

All amounts are presented in thousands of dollars, except shares and units.

                                          1995                      1994
                                  --------------------      --------------------
                                                Market                    Market
                                    Cost        Value         Cost        Value
                                  --------------------      --------------------
Managed Income Fund:
Metropolitan Life
 Insurance, group
 annuity contract,
 8.95%, maturity
 date 7/1/96                      $ 6,305      $ 6,305      $ 5,787      $ 5,787

SunAmerica Life Insurance
 Company, group annuity
 contract, 4.83%,
 maturity date 7/1/95                --           --          3,221        3,221

Aetna, group annuity
  contract, 5.10%,
  maturity date 7/2/99                608          608          743          743
                                  -------      -------      -------      -------
Total group annuity
 contracts                          6,913        6,913        9,751        9,751
                                  -------      -------      -------      -------

T. Rowe Price Stable
  Value Fund (6,335,157
  units in 1994)                     --           --          6,335        6,335

Fidelity Managed Income
 Portfolio (12,672,740
 units in 1995 and
 8,130,396 units
 in 1994)                          12,673       12,673        8,130        8,130

                                  -------      -------      -------      -------
 Total                            $19,586      $19,586      $24,216      $24,216
                                  =======      =======      =======      =======

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

                                          1995                      1994
                                  --------------------      --------------------
                                                Market                    Market
                                    Cost        Value         Cost        Value
                                  --------------------      --------------------
Houghton Stock Fund:
Houghton Mifflin
  Company Common Stock
  (593,219 shares
  in 1995 and 635,835
  shares in 1994)                 $15,018      $25,507      $14,689      $28,851

Fidelity Trust Management
  Company Institutional
  Cash Portfolio (257,961
  shares in 1995 and
  169,445 shares in 1994)             258          258          169          169
                                  -------      -------      -------      -------

Total                             $15,276      $25,765      $14,858      $29,020
                                  =======      =======      =======      =======


                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

                                            1995                      1994
                                    --------------------      --------------------
                                                  Market                    Market
                                      Cost        Value         Cost        Value
                                    --------------------      --------------------
Mutual Fund Investments:

The Parnassus Fund                  $ 1,583      $ 1,462      $    --      $    --
  (46,023 shares in 1995)

Fidelity Puritan (R) Fund
 (758,549 shares in 1995,
 820,324 shares in 1994)             11,643       12,903       12,271       12,149

Fidelity Magellan (R) Fund
 (79,519 shares in 1995,
  9,260 shares in 1994)               6,104        6,837          607          619

Fidelity Contrafund,
  (158,332 shares in 1995,
  31,687 shares in 1994)              5,419        6,020          951          959

Fidelity Investment-Grade
  Bond,(129,362 shares
  in 1995)                              909          955           --           --

Fidelity Asset Manager (TM)
  (108,302 shares in 1995)            1,544        1,716           --           --

Fidelity Asset Manager: Growth
   (135,974 shares in 1995)           1,799        2,063           --           --

Fidelity Asset Manager:
  Income, (78,809 shares
  in 1995, 64,989 shares
  in 1994                               850          914          687          677

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

                                                1995                      1994
                                        --------------------      --------------------
                                                      Market                    Market
                                          Cost        Value         Cost        Value
                                        --------------------      --------------------
Mutual Fund Investments-continued:
Fidelity Trust Management
  Company Institutional Cash
  Portfolio (104,000 shares
  in 1994                                    --           --          104          104
                                        -------      -------      -------      -------
Total                                    29,851       32,870       14,620       14,508
                                        -------      -------      -------      -------
Total Plan Investments                  $64,713      $78,221      $53,694      $67,744
                                        =======      =======      =======      =======

The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1995, and 1994 are as follows:

All amounts are in thousands of dollars, except shares and units.

                                             1995         1994
- ---------------------------------------------------------------
Metropolitan Life Insurance,
  group annuity contract, 8.95%
  maturity date 7/1/96                     $ 6,305      $ 5,787

T. Rowe Price Stable Value
  Fund, 6,335,157 units in 1994                 --        6,335

Fidelity Managed Income
  Portfolio, (12,672,740 units
  in 1995 and 8,130,396 units
  in 1994)                                  12,673        8,130

Houghton Mifflin Company
  Common Stock, (593,219 shares
  in 1995 and 635,835 shares in 1994)       25,507       28,851

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

                                                         1995             1994
- --------------------------------------------------------------------------------
Fidelity Puritan (R) Fund
  (758,549 shares in 1995 and
   820,324 shares in 1994)                             $12,903           $12,149

Fidelity Magellan (R) Fund
  (79,519 shares in 1995 and
   9,260 shares in 1994)                                 6,837                --

Fidelity Contrafund
  (158,332 shares in 1995)
   31,686 shares in 1994)                                6,020                --

The net change in unrealized increase/(decrease)in the fair value of Plan investments is as follows (In thousands of dollars):

                         Unrealized increase/(decrease)
                          in fair value of investments

- --------------------------------------------------------------------------------
                               Managed Income     Houghton Stock     Mutual Fund
                                         Fund               Fund     Investments
- --------------------------------------------------------------------------------
December 31, 1992                      $   20            $14,872            $ 13
December 31, 1993                          29             17,770             221
                                       ------            -------            ----
                                       $    9            $ 2,898            $208
                                       ======            =======            ====

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

3. Investments - continued

                         Unrealized increase/(decrease)
                          in fair value of investments

- --------------------------------------------------------------------------------
                            Managed Income     Houghton Stock        Mutual Fund
                                      Fund               Fund        Investments
- --------------------------------------------------------------------------------
December 31, 1993                  $    29           $ 17,770           $  (221)
December 31, 1994                        0             14,192              (112)
                                   -------           --------           -------
                                   $   (29)          $ (3,578)          $  (333)
                                   =======           ========           =======

December 31, 1994                  $     0             14,192              (112)
December 31, 1995                        0             10,489             3,018
                                   -------           --------           -------
                                   $     0           $ (3,703)          $ 3,130
                                   =======           ========           =======

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

Name of plan sponsor: Houghton Mifflin Company
Employer Identification number: 04-1456030
Three-digit plan number: 003

             In thousands of dollars, except shares and unit amounts

                                    Description of Investment,
                                    Including Rate of Interest
Identity of Issue                   and Maturity Date                   Cost   Current Value
- --------------------------------------------------------------------------------------------
Metropolitan Life                   Guaranteed group annuity
 Insurance                          contract 8.95%, maturity
                                    date 7/1/96                     $  6,305         $ 6,305

SunAmerica Life Insurance           Guaranteed group annuity
 Company                            contract, 4.83%,
                                    maturity date 7/1/95                  --              --

Aetna Insurance                     Guaranteed group annuity
                                    contract, 5.10%,
                                    maturity date 7/2/99                 608             608

Fidelity Managed
 Income Fund, 12,672,740
 units in 1995                                                        12,673          12,673
                                                                    ========        ========
                                                                    $ 19,586        $ 19,586

Houghton Mifflin *
  Company Common Stock, 593,219
  shares                                                            $ 15,018        $ 25,507

Fidelity Trust Management
  Company Institutional
  Cash Portfolio, 257,961 shares                                         258             258
                                                                    ========        ========

                                                                    $ 15,276        $ 25,765

*  Indicates party-in-interest to the Plan.
** Indicates reportable transactions to the Plan.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - continued

                                DECEMBER 31, 1995

                In thousands of dollars, except shares and units

                                    Description of Investment,
                                    Including Maturity Date,
Identity of Issue                   and Rate of Interest                          Cost       Current Value
- ----------------------------------------------------------------------------------------------------------
The Parnassus fund                   46,022 shares                            $  1,583            $  1,462

Fidelity Puritan(R)Fund              758,549 shares                             11,643              12,903

Fidelity Magellan(R)Fund             79,519 shares                               6,104               6,837

Fidelity Contrafund                  158,332 shares                              5,419               6,020

Fidelity Investment-Grade Bond Fund  129,362 shares                                909                 955

Fidelity Asset Manager(TM)           108,302 shares                              1,544               1,716

Fidelity Asset Manager: Growth       135,974 shares                              1,799               2,063

Fidelity Asset Manager: Income       78,809 shares                                 850                 914
                                                                              --------            --------
                                                                              $ 29,851            $ 32,870

Loans Receivable                     Loans receivable from
                                     Plan participants at
                                     various maturities and
                                     various interest rates                   $    887            $    887

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                              SUPPLEMENTAL SCHEDULE

                     Item 27d - REPORTABLE TRANSACTIONS (a)

                          YEAR ENDED DECEMBER 31, 1995

Category (i)

Single transaction within the plan year that exceeded 5% of value of net assets available for plan benefits:

Description     Number of
of Issue        Shares/Units                Selling or
(Number of      or Face       Purchase      Exchange           Cost of        Realized
transactions)   Amount        Price         Price              Asset          Gain/(Loss)
- -------------   ------------  ----------    -----------        --------       -----------
T. Rowe Price
Stable Value
Fund            6,568,012     $6,568,012        --                 --              --

Category (iii)

Series of transactions within the plan year that exceeded 5% of value of net assets available for plan benefits:

Description                 No. of        Purchase          No. of       Selling
of issues                   Trans.        Price             Trans.       Price              Gain/(Loss)
- ---------------------       ------        ----------        ------       ----------         -----------
Fidelity Managed
Income Portfolio              123         $9,860,926         186         $5,657,002         $       --

Houghton Stock Fund           207          2,880,824         185          4,923,832          2,440,368

Fidelity Puritan (R)
Fund                          187          5,143,598         153          6,038,922            163,653

Fidelity
Contrafund                    170          5,350,503          87            952,303             69,800

Fidelity Magellan (R)
Fund                          184          6,464,282         112          1,079,709            112,319

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                              SUPPLEMENTAL SCHEDULE

               Item 27d - REPORTABLE TRANSACTIONS - continued (a)

                          YEAR ENDED DECEMBER 31, 1995

(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.

There were no category (ii) or (iv) reportable transactions during 1995.

                    HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                              SUPPLEMENTAL SCHEDULE

               Item 27e-SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1995

There were no party-in-interest transactions which were prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-69298) pertaining to the Houghton Mifflin Retirement Savings Plan of Houghton Mifflin Company of our report dated June 6, 1996, with respect to the financial statements and schedules of the Houghton Mifflin Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                             /s/ Ernst & Young LLP
                                             ---------------------
                                             Ernst & Young LLP


Boston, Massachusetts
June 24, 1996